SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/9/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER

454,850

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

454,850
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

454,850

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.76%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Wilshire
Enterprises, Inc. ("WOC").The principal executive offices of WOC are located at 1 Gateway Center, Newark, NJ 07102.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570 and Bulldog
Investors and Andrew Dakos, Park 80 West-Plaza Two,
Saddle Brook, NJ 07663.

Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm. Andrew Dakos is President of Elmhurst
Capital, Inc., an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P., an investment fund.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein and Mr. Andrew Dakos are U.S.
citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Mr. Goldstein and Mr. Dakos have accumulated shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons have acquired the shares of WOC for investment purposes. The reporting persons may communicate with management to discuss ways to enhance shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on 8/11/2006 there were 7,892,544 shares outstanding as of 7/24/2006. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein and Mr. Dakos are deemed to be the beneficial owners of 454,850 shares of WOC or 5.76% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr.
Goldstein and Mr. Dakos for 454,850 shares. Power to vote securities resides solely with Mr. Goldstein and Mr. Dakos for 454,850 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

See Exhibit 1.

d. Beneficiaries of accounts managed by Mr. Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Shares purchased within last 60 days
Exhibit 2: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/17/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos


Shares purchased (there were no sales):


Date        Transaction	#Shares Price
7/13/2006	Buy	35,000	4.4571
7/13/2006	Buy	10,000	4.4571
7/13/2006	Buy	5,000	4.4571
7/13/2006	Buy	10,000	4.4571
7/13/2006	Buy	10,000	4.4571
7/14/2006	Buy	40,000	4.3999
7/14/2006	Buy	9,000	4.3999
7/14/2006	Buy	3,500	4.3999
7/14/2006	Buy	9,000	4.3999
7/14/2006	Buy	9,000	4.3999
7/14/2006	Buy	20,000	4.3999
7/17/2006	Buy	10,000	4.3997
7/17/2006	Buy	6,000	4.3997
7/17/2006	Buy	2,000	4.3997
7/17/2006	Buy	6,000	4.3997
7/17/2006	Buy	6,000	4.3997
7/20/2006	Buy	700	4.28
7/21/2006	Buy	3200	4.25
7/25/2006	Buy	1,400	4.1718
7/25/2006	Buy	1,000	4.1718
7/25/2006	Buy	1,000	4.1718
7/25/2006	Buy	800	4.25
8/9/2006	Buy	21,700	3.9671
8/9/2006	Buy	6,300	3.9671
8/9/2006	Buy	5,200	3.9671
8/9/2006	Buy	4,350	3.95
8/10/2006	Buy	2,300	4.0478
8/11/2006	Buy	7,600	4.1334
8/15/2006	Buy	900	4.1322
8/16/2006	Buy	2900	4.14

Exhibit 2

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the
Schedule 13D(and all further amendments filed by them) with respect to the shares of WOC.

Dated: 8/17/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos